UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 8 November 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q1 FY14

Results for the first quarter ended 30 September 2013

KEY FEATURES

Quarter on quarter

- Significant increase in gold production for a second consecutive quarter
  - 12% increase in gold production
  - 6% increase in tonnes milled
  - 4% increase in total underground recovered grade
  - Kusasalethu close to normal production levels
- Reduced unit costs quarter on quarter
  - cash operating costs decreased by 7% to R324 272/kg (US$1 013/oz)
  - reduced all-in sustaining costs by 14% from R471 146/kg to R404 694/kg (19% reduction from US$1 551/oz to US$1 264/oz)
- Operating profit[1] increased by 55% from R671 million to more than R1 billion (46% increase from US$71 million to US$104 million)

All figures represent continuing operations unless stated otherwise

1. *Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement*

RESULTS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2013

		Quarter September 2013	Quarter* June 2013	Q-on-Q variance %
Gold produced	– kg	9 635	8 588	12
	– oz	309 773	276 109	12
Cash operating costs	– R/kg	324 272	347 456	7
	– US$/oz	1 013	1 144	11
Gold sold	– kg	9 353	8 146	15
	– oz	300 703	261 901	15
Underground grade	– g/t	4.55	4.37	4
All-in sustaining costs	– R/kg	404 694	471 146	14
	– US$/oz	1 264	1 551	19
Gold price received	– R/kg	429 566	427 534	–
	– US$/oz	1 342	1 407	(5)
Operating profit [1] *	– R million	1 037	671	55
	– US$ million	104	71	46
Basic earnings/(loss) per share*	– SAc/s	3	(808)	>100
	– USc/s	–	(86)	>100
Headline profit/(loss)*	– Rm	20	(802)	>100
	– US$m	2	(85)	>100
Headline earnings/(loss) per share*	– SAc/s	5	(185)	>100
	– USc/s	0.5	(20)	>100
Exchange rate	– R/US$	9.96	9.45	5

[1] *Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement*

* *Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine*

Shareholder information	
Issued ordinary share capital at 30 September 2013	435 289 890
Issued ordinary share capital at 30 June 2013	435 289 890
Market capitalisation	
At 30 September 2013 (ZARm)	15 083
At 30 September 2013 (US$m)	1 499
At 30 June 2013 (ZARm)	15 562
At 30 June 2013 (US$m)	1 568
Harmony ordinary share and ADR prices	
12-month high (1 October 2012 – 30 September 2013) for ordinary shares	R75.64
12-month low (1 October 2012 – 30 September 2013) for ordinary shares	R32.74
12-month high (1 October 2012 – 30 September 2013) for ADRs	US$8.96
12-month low (1 October 2012 – 30 September 2013) for ADRs	US$3.30
Free float	100%
ADR ratio	1:1
JSE Limited	HAR
Range for quarter (1 July – 30 September 2013 closing prices)	R32.74 – R42.47
Average daily volume for the quarter (1 July – 30 September 2013)	1 680 746 shares
Range for quarter (1 April – 30 June 2013 closing prices)	R33.47 – R59.11
Average daily volume for the quarter (1 April – 30 June 2013)	2 099 857 shares
New York Stock Exchange including other US trading platforms	HMY
Range for quarter (1 July – 30 September 2013 closing prices)	US$3.30 – US$4.33
Average daily volume for the quarter (1 July – 30 September 2013)	3 824 973
Range for quarter (1 April – 30 June 2013 closing prices)	US$3.30 – US$6.38
Average daily volume for the quarter (1 April – 30 June 2013)	3 302 649
Investors' calendar	**2013/2014**
Annual General Meeting	5 December 2013
Q2 and 6 months ended FY14 results presentation	3 February 2014

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Henrika Basterfield
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTENTS

Harmony's Integrated Annual Report,
Notice of Annual General Meeting and its
Annual Report filed on a Form 20F with the United States'
Securities and Exchange Commission for the year ended
30 June 2013 were released on 25 October 2013.
www.harmony.co.za/investors

Chief executive officer's review

Despite short-term gold price volatility, long-term fundamentals remain in place for continued growth in commodity demand. Since the financial crash of 2008, investment demand has been among the gold market's principal drivers. The R/kg gold price has been static in the past two quarters and we are expecting this trend to continue in the short term.

As gold prices have weakened, gold mines world-wide remain under pressure with their rising costs. Our only means of remaining profitable is to reduce costs, improve our productivity and produce more gold. We believe that Harmony is well placed to meet these challenges.

We have been an acquisitive company, known for reinvesting in our assets to improve their performance. Our strategic advantages include:

- increasing gold grades
- lowest rand/tonne South African producer
- free cash flow
- unhedged
- strong balance sheet – low debt
- geared to SA currency – 93% of our gold is mined in South Africa

1. SAFETY

The South African operations experienced a challenging safety quarter with a regression in safety performance.

It is with deep regret that I report that four people were fatality injured in four separate incidences. They were Tiodosio Munguambe (a team leader) and Mr Carlitos Uetela (development team member) – both from Doornkop; and Thembekile Mapeyi (development team member) and Oscar Madosi (an engineering assistant) both from Kusasalethu. My sincere condolences go to the families, friends and colleagues of these men.

Safety risk management is one of the main pillars in the Harmony safety strategy and is the main building block in the journey towards proactive safety management and ultimately to zero harm. Management and employees play an equally important role in the effective functioning of the safety risk management system and specifically with regards to issue-based risk management and continuous risk management. During the past quarter management has paid a lot of attention to poor performing operations. In addition, all baseline risk assessments are currently part of a review process.

Due to the fatalities reported, the Fatality Injury Frequency Rate (FIFR) per million hours worked regressed year on year from 0.11 to 0.19 and quarter on quarter from 0.10 to 0.19.

During the quarter, the chief executive officer and various other executives continued high level safety audits at the operations.

Significant safety achievements during the quarter were:

- Unisel recorded 12 months of being fatality free
- Tshepong achieved more than 3 000 000 rail bound equipment fatality free shifts
- Tshepong achieved 2 000 000 fall of ground fatality free shifts
- Doornkop achieved 6 500 000 fall of ground fatality free shifts

2. OPERATIONAL RESULTS

Gold production for the September 2013 quarter increased by 12% to 9 635kg from 8 588kg in the June 2013 quarter. This was as a result of improved recovered grades at most of the underground operations and Kusasalethu building up to normal production after the temporary closure of the shaft earlier this year.

Operations that showed an improvement during the September 2013 quarter were Kusasalethu, Tshepong, Target 1, Phakisa, Hidden Valley and Unisel.

The 12% increase in production resulted in a significant increase in operating profit of 55% for the September 2013 quarter, increasing from R671 million in the June 2013 quarter to R1 037 million in the September 2013 quarter.

The rand gold price received remained steady with only a 0.4% increase to R429 566/kg (R427 534/kg in the June 2013 quarter). Quarter on quarter the US dollar gold price decreased by 5% from US$1 407/oz in the June 2013 quarter to US$1 342/oz in the September quarter. The rand/dollar exchange rate weakened by 5% from R9.45/US$ in the previous quarter to R9.96/US$ in the September 2013 quarter.

Cash operating costs in the September 2013 quarter increased by R140 million compared to the June 2013 quarter. This was mainly as a result of a R38 million increase in wages (due to the annual wage increase), as well as a R147 million increase in electricity costs (due to winter tariffs). These increases in costs were partially offset by a R57 million saving at Hidden Valley.

Due to the increase in gold produced for the September 2013 quarter the rand per kilogram (cash cost) decreased by 7% from R347 456/kg in the June 2013 quarter to R324 272/kg in the quarter under review.

Total capital expenditure for the September 2013 quarter decreased by R183 million or 23% quarter on quarter to R622 million. Most operations recorded a decrease in capital expenditure with a major saving of R89 million at Hidden Valley.

3. FINANCIAL OVERVIEW

Revenue

Revenue improved from R3 483 million in the previous quarter to R4 018 million, driven by a 15% increase in gold sales and stable gold prices in rand terms at R429 566/kg.

Restructuring costs

Restructuring and employment termination costs of R94 million were recorded in the current quarter which should result in more long-term savings going forward.

Exploration costs

Due to the repositioning of the Wafi-Golpu project and other cost-saving initiatives in respect of the project, total exploration expenditure decreased from R219 million to R142 million for the quarter.

Gain on financial instruments

The gain on financial instruments is due to the increase in fair value of the investments in the various group rehabilitation trust funds. A portion of these funds is invested in Equity Linked Deposits, which increased in value as the market rose. These gains can be attributed to an increase in the JSE shareholder weighted top 40 index (SWIX 40) during the quarter.

Property, plant and equipment

Mining assets have decreased during the quarter as the Papua New Guinean currency (PGK) depreciated against all currencies towards the end of the quarter. Against the rand, it weakened from R4.49/PGK to R3.87/PGK resulting in lower rand equivalent balances reported on the balance sheet.

Borrowings and cash

The long-term portion of borrowings increased during the quarter as a further $60 million was drawn against the US dollar syndicated revolving credit facility. During the same period cash and cash equivalents increased by R199 million to R2 288 million resulting in a net debt of R871 million.

4. ALL-IN SUSTAINING COSTS MEASURES (WORLD GOLD COUNCIL)

The World Gold Council (WGC) released a guidance note in June 2013 on the calculation of 'all-in sustaining costs' which was developed by members of the council to create a better understanding of the overall costs associated with producing gold.

The 'all-in sustaining costs' is an extension of the existing 'cash cost' metrics and incorporates costs related to sustaining production.

Harmony has decided to adopt the all-in sustaining costs method and we will apply it to our calculations as from the September 2013 quarter onwards. For comparison purposes, we will be reporting on both our cash operating cost (R/kg or US$/oz) and the all-in sustaining costs in the future.

Harmony recorded an all-in sustaining cost of R404 694/kg for the September 2013 quarter, a 14% improvement compared to the R471 146/kg recorded in the June 2013 quarter, due to higher gold production.

5. EMPLOYEE RELATIONS

Two year wage agreement

A new two year wage agreement was signed on 10 September 2013. In summary the agreement is as follows:

- Category 4 and 5 employees, and rock drill operators received an increase of 8% in basic wages as from 1 July 2013 and a CPI plus 1% increase as from 1 July 2014;
- Category 6 to 8 employees, miners and artisans, and officials, received an increase of 7.5% in basic wages as from 1 July 2013 and a CPI plus 0.5% increase as from 1 July 2014;
- the current monthly living out allowance increased to R1 820 per month on 1 September 2013 and will increase to R2 000 per month on 1 September 2014.

AMCU Recognition Agreement

On 4 October 2013, the recognition agreement with the Association of Mineworkers and Construction Union (AMCU), representing about 75% of the workforce at Kusasalethu, was signed at Kusasalethu. All the other recognised unions at the mine will continue to operate.

6. JOEL AND BEATRIX OPERATIONS EXCHANGE MINING RIGHT AREAS

Background

Harmony's Joel mining right is contiguous to Sibanye Gold Limited's (Sibanye) Beatrix mining right, which has resulted in a number of discussions between the parties over the last couple of years on the possibility of exchanging some mining right portions for the benefit of both parties. These discussions have finally culminated in agreed commercial terms during the quarter. As a result, an agreement was finalised and signed by Harmony and Sibanye. The main condition precedent is the approval by the Department of Mineral Resources of the respective section 102 applications. These approvals are expected to be obtained before the end of June 2014.

Commercial terms

Joel will exchange two portions of its mining right for two portions of Beatrix's mining right, as well as acquiring two additional portions from Beatrix.

The exchange portions are to be transferred between the parties for the same value.

The purchase consideration of the further two portions to be acquired by Joel will be in the form of a royalty of 3% on gold revenue generated from these two portions.

Motivation for the exchange and acquisition

The areas that Joel will relinquish are difficult to access from Joel and have been deemed uneconomical, while the portions that Joel will be acquiring are accessible and will increase the current life of mine.

7. WAFI-GOLPU

Drilling during the quarter focused on brownfield drilling, Golpu resource definition, potential shaft location and infrastructure geotechnical drilling. The drill programme for derisking the lower mine blocks has been designed, scheduled and has commenced. This programme will address confidence levels in the lower mining block.

Golpu resource definition drilling of the upper and lower mining blocks during the quarter has confirmed porphyry and associated grade through the southern upper and lower mining blocks.

IN CONCLUSION

All the original, marginal Harmony assets have been closed. Harmony has built new mines, enabling it to access new and higher grade mining areas and reducing the time it takes crews to get to the face. Growing our margins are all about reducing our costs, improving productivity and increasing our gold production. Major capital expenditure has been spent; we have a strong balance sheet with low debt and look forward to the value that Golpu will add in future. We remain firm believers in gold's ability to preserve value.

We are confident that these strategic foundations will support sustainable growth for all stakeholders as we deliver on the full potential of our asset base.

Graham Briggs
Chief executive officer

OPERATIONAL RESULTS (Rand/Metric) (US$/Imperial)

			South Africa																		
			Underground production												Surface production						
		Three months ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold*	Total Surface	Total South Africa	Hidden Valley*	Total Continuing Operations
Ore milled	**– t'000**	**Sep-13**	**329**	**236**	**156**	**249**	**189**	**191**	**51**	**159**	**108**	**82**	**12**	**1 762**	**1 544**	**873**	**364**	**2 781**	**4 543**	**503**	**5 046**
		Jun-13	212	242	133	211	210	179	55	151	114	73	12	1 592	1 471	879	367	2 717	4 309	457	4 766
Gold produced	**– kg**	**Sep-13**	**1 272**	**765**	**755**	**1 049**	**758**	**1 081**	**623**	**697**	**476**	**392**	**146**	**8 014**	**225**	**297**	**324**	**846**	**8 860**	**775**	**9 635**
		Jun-13	688	859	583	815	839	897	614	699	427	419	121	6 961	202	346	357	905	7 866	722	8 588
Gold produced	**– oz**	**Sep-13**	**40 896**	**24 595**	**24 274**	**33 726**	**24 370**	**34 755**	**20 030**	**22 409**	**15 304**	**12 603**	**4 694**	**257 656**	**7 234**	**9 549**	**10 417**	**27 200**	**284 856**	**24 917**	**309 773**
		Jun-13	22 120	27 617	18 744	26 203	26 974	28 839	19 741	22 473	13 728	13 471	3 890	223 800	6 494	11 124	11 478	29 096	252 896	23 213	276 109
Yield	**– g/tonne**	**Sep-13**	**3.87**	**3.24**	**4.84**	**4.21**	**4.01**	**5.66**	**12.22**	**4.38**	**4.41**	**4.78**	**12.17**	**4.55**	**0.15**	**0.34**	**0.89**	**0.30**	**1.95**	**1.54**	**1.91**
		Jun-13	3.25	3.55	4.38	3.86	4.00	5.01	11.16	4.63	3.75	5.74	10.08	4.37	0.14	0.39	0.97	0.33	1.83	1.58	1.80
Cash operating costs	**– R/kg**	**Sep-13**	**378 360**	**372 256**	**359 825**	**337 704**	**339 471**	**240 274**	**220 342**	**258 561**	**320 525**	**373 446**	**233 966**	**319 395**	**272 796**	**344 552**	**325 694**	**318 246**	**319 286**	**381 274**	**324 272**
		Jun-13	577 337	332 516	444 168	418 310	289 795	281 223	201 467	243 308	331 747	297 759	257 736	340 394	317 396	332 601	259 894	300 526	335 807	474 366	347 456
Cash operating costs	**– $/oz**	**Sep-13**	**1 182**	**1 163**	**1 124**	**1 055**	**1 060**	**750**	**688**	**808**	**1 001**	**1 166**	**731**	**998**	**852**	**1 076**	**1 017**	**994**	**997**	**1 191**	**1 013**
		Jun-13	1 900	1 094	1 462	1 377	954	926	663	801	1 092	980	848	1 120	1 045	1 095	855	989	1 105	1 561	1 144
Cash operating costs	**– R/tonne**	**Sep-13**	**1 463**	**1 207**	**1 741**	**1 423**	**1 361**	**1 360**	**2 692**	**1 133**	**1 413**	**1 785**	**2 847**	**1 453**	**40**	**117**	**290**	**97**	**623**	**587**	**619**
		Jun-13	1 874	1 180	1 947	1 616	1 158	1 409	2 249	1 126	1 243	1 709	2 599	1 488	44	131	253	100	613	749	626
Gold sold	**– Kg**	**Sep-13**	**1 098**	**796**	**742**	**1 031**	**745**	**986**	**613**	**693**	**467**	**358**	**144**	**7 673**	**221**	**288**	**340**	**849**	**8 522**	**831**	**9 353**
		Jun-13	427	793	568	793	816	934	597	700	415	436	118	6 597	205	358	301	864	7 461	685	8 146
Gold sold	**– oz**	**Sep-13**	**35 301**	**25 592**	**23 856**	**33 147**	**23 952**	**31 701**	**19 708**	**22 280**	**15 014**	**11 510**	**4 630**	**246 691**	**7 105**	**9 259**	**10 931**	**27 295**	**273 986**	**26 717**	**300 703**
		Jun-13	13 728	25 496	18 262	25 496	26 235	30 029	19 194	22 505	13 343	14 018	3 794	212 100	6 591	11 510	9 677	27 778	239 878	22 023	261 901
Revenue	**(R'000)**	**Sep-13**	**471 091**	**342 177**	**318 272**	**442 614**	**319 160**	**423 239**	**263 048**	**297 079**	**200 535**	**153 520**	**61 532**	**3 292 267**	**95 253**	**124 269**	**146 634**	**366 156**	**3 658 423**	**359 304**	**4 017 727**
		Jun-13	175 728	335 584	243 101	339 801	349 828	409 201	256 002	300 268	178 132	190 917	50 327	2 828 889	86 460	151 774	124 248	362 482	3 191 371	291 325	3 482 696
Cash operating costs	**(R'000)**	**Sep-13**	**481 274**	**284 776**	**271 668**	**354 251**	**257 319**	**259 736**	**137 273**	**180 217**	**152 570**	**146 391**	**34 159**	**2 559 634**	**61 379**	**102 332**	**105 525**	**269 236**	**2 828 870**	**295 487**	**3 124 357**
		Jun-13	397 208	285 631	258 950	340 923	243 138	252 257	123 701	170 072	141 656	124 761	31 186	2 369 483	64 114	115 080	92 782	271 976	2 641 459	342 492	2 983 951
Inventory movement	**(R'000)**	**Sep-13**	**(86 317)**	**3 625**	**(6 345)**	**(8 697)**	**476**	**(34 582)**	**(1 659)**	**(1 589)**	**(2 391)**	**(19 548)**	**(1 020)**	**(158 047)**	**(317)**	**(4 017)**	**2 559**	**(1 775)**	**(159 822)**	**16 283**	**(143 539)**
		Jun-13	(99 945)	(29 205)	(6 908)	(3 191)	(8 033)	9 755	(11 144)	(2 898)	(3 786)	4 827	(727)	(151 255)	(1 659)	7 156	(17 223)	(11 726)	(162 981)	(8 871)	(171 852)
Operating costs	**(R'000)**	**Sep-13**	**394 957**	**288 401**	**265 323**	**345 554**	**257 795**	**225 154**	**135 614**	**178 628**	**150 179**	**126 843**	**33 139**	**2 401 587**	**61 062**	**98 315**	**108 084**	**267 461**	**2 669 048**	**311 770**	**2 980 818**
		Jun-13	297 263	256 426	252 042	337 732	235 105	262 012	112 557	167 174	137 870	129 588	30 459	2 218 228	62 455	122 236	75 559	260 250	2 478 478	333 621	2 812 099
Operating profit	**(R'000)**	**Sep-13**	**76 134**	**53 776**	**52 949**	**97 060**	**61 365**	**198 085**	**127 434**	**118 451**	**50 356**	**26 677**	**28 393**	**890 680**	**34 191**	**25 954**	**38 550**	**98 695**	**989 375**	**47 534**	**1 036 909**
		Jun-13	(121 535)	79 158	(8 941)	2 069	114 723	147 189	143 445	133 094	40 262	61 329	19 868	610 661	24 005	29 538	48 689	102 232	712 893	(42 296)	670 597
Operating profit	**($'000)**	**Sep-13**	**7 644**	**5 400**	**5 317**	**9 746**	**6 161**	**19 890**	**12 797**	**11 894**	**5 057**	**2 679**	**2 850**	**89 435**	**3 434**	**2 606**	**3 871**	**9 911**	**99 346**	**4 772**	**104 118**
		Jun-13	(12 861)	8 376	(946)	219	12 139	15 574	15 178	14 084	4 261	6 489	2 102	64 615	2 541	3 126	5 152	10 819	75 434	(4 474)	70 960
Capital expenditure	**(R'000)**	**Sep-13**	**120 048**	**60 100**	**90 762**	**67 598**	**37 819**	**61 509**	**31 922**	**42 056**	**17 228**	**35 411**	**562**	**565 015**	**–**	**129**	**8 023**	**8 152**	**573 167**	**48 478**	**621 645**
		Jun-13	147 930	63 733	95 553	83 853	46 164	69 279	26 381	43 495	20 999	41 158	921	639 466	12 746	1 865	12 369	26 980	666 446	137 986	804 432
Capital expenditure	**($'000)**	**Sep-13**	**12 055**	**6 035**	**9 114**	**6 788**	**3 798**	**6 176**	**3 205**	**4 223**	**1 730**	**3 556**	**56**	**56 736**	**–**	**13**	**806**	**819**	**57 555**	**4 868**	**62 423**
		Jun-13	15 653	6 744	10 111	8 873	4 885	7 331	2 791	4 602	2 222	4 355	97	67 664	1 349	197	1 309	2 855	70 519	14 601	85 120
Adjusted operating costs	**– R/kg**	**Sep-13**	**375 072**	**375 492**	**364 217**	**341 375**	**362 285**	**232 532**	**226 822**	**263 371**	**329 937**	**359 871**	**235 119**	**321 965**	**276 299**	**341 372**	**321 027**	**316 285**	**321 399**	**376 717**	**326 314**
		Jun-13	732 861	333 064	454 083	433 351	305 007	285 676	196 748	246 946	363 348	300 832	264 541	348 312	305 537	341 441	257 401	303 645	343 231	492 639	355 795
Adjusted operating costs	**– $/oz**	**Sep-13**	**1 171**	**1 173**	**1 138**	**1 066**	**1 132**	**726**	**708**	**823**	**1 031**	**1 124**	**734**	**1 006**	**863**	**1 066**	**1 003**	**988**	**1 004**	**1 177**	**1 019**
		Jun-13	2 412	1 096	1 494	1 426	1 004	940	648	813	1 196	990	871	1 146	1 006	1 124	847	999	1 130	1 621	1 171
All-in sustaining costs	**– R/kg**	**Sep-13**	**499 528**	**453 515**	**497 604**	**418 042**	**428 681**	**306 233**	**248 992**	**299 968**	**380 985**	**470 106**	**253 014**	**400 649**	**276 299**	**352 628**	**359 453**	**335 492**	**393 978**	**514 593**	**404 694**
		Jun-13	1 102 726	416 276	622 482	551 053	383 178	369 164	229 074	299 834	431 788	404 417	293 966	452 606	309 922	361 909	316 771	333 849	438 528	826 415	471 146
All-in sustaining costs	**– $/oz**	**Sep-13**	**1 560**	**1 416**	**1 554**	**1 306**	**1 339**	**956**	**778**	**937**	**1 190**	**1 468**	**790**	**1 251**	**863**	**1 101**	**1 123**	**1 048**	**1 230**	**1 607**	**1 264**
		Jun-13	3 629	1 370	2 049	1 814	1 261	1 215	754	987	1 421	1 331	967	1 490	1 020	1 191	1 043	1 099	1 443	2 720	1 551
Gold price received		**Sep-13**	**429 045**	**429 871**	**428 938**	**429 306**	**428 403**	**429 248**	**429 116**	**428 685**	**429 411**	**428 827**	**427 306**	**429 072**	**431 009**	**431 490**	**431 276**	**431 279**	**429 292**	**432 375**	**429 566**
		Jun-13	411 541	423 183	427 995	428 501	428 711	438 117	428 814	428 954	429 234	437 883	426 500	428 814	421 756	423 950	412 784	419 539	427 740	425 292	427 534

* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
Refer to note 2 of the Financial Statements.

Commentary on operational results

Harmony's upward trend in its gold production continued for a second consecutive quarter. Gold production was 12% higher quarter-on-quarter at 9 635kg, largely due to an 11% increase in underground tonnes milled and a 4% increase in underground recovered grade to 4.55g/t. The quarter included five days of protected industrial action which affected all the South African operations, except for Kusasalethu.

During the September quarter there were increases in labour costs (following the new two year wage agreement) and electricity costs (winter tariffs). These cost increases were more than offset by the increased production and savings in overall costs, resulting in our cash cost per kilogram being 7% lower at R324 272/kg quarter-on-quarter and a 14% reduction in all-in sustaining costs to R404 694/kg.

SOUTH AFRICAN OPERATIONS

Kusasalethu

The build-up at Kusasalethu continued during the quarter. Production was however hampered by two fatalities that occurred during the quarter in two separate incidents.

On 4 October 2013, the recognition agreement with the Association of Mineworkers and Construction Union (AMCU), representing about 75% of the workforce at Kusasalethu, was signed and management and the various unions are working together to ensure a sustainable future for the mine.

The previous quarter's loss was turned into an operating profit of R76 million in the September 2013 quarter – testimony of the efforts of management and the unions to turn around the mine's performance.

During the December 2013 quarter, management will continue to focus on building production at the mine.

Doornkop

Doornkop did not perform in line with its plan in the past quarter, mainly due to a 9% decrease in recovered grade to 3.24g/t and the impact of two fatalities at the mine, which resulted in a decline in gold production of 11% to 765kg. Tonnes milled decreased by 3% quarter on quarter to 236 000t. The decrease in grade is due to Doornkop not achieving the planned mining mix.

Focus in the next quarter will be to improve the recovered grade and the safety at the mine.

Phakisa

Phakisa continues to build up its production in line with its plan and recorded a second quarter of increased production, turning its operating loss recorded in the previous quarter into an operating profit.

An increase of 17% in tonnes milled (at 156 000t) and recovered grade of 11% (at 4.84g/t) during the quarter, resulted in a 30% increase in gold production at 755kg quarter on quarter. The improvements in temperatures in some of the working places attributed to the improvements in production.

During the December 2013 quarter, the remedial work at Freddies No. 3 ventilation shaft, which will improve the ventilation constraints at the mine, will continue.

Tshepong

Tshepong bounced back during the quarter and generated free cash flow after capital of R19 million as it increased tonnes milled by 18% at 249 000t and recovered grade by 9% at 4.21g/t, resulting in a 29% increase in gold production from 815kg in the previous quarter to 1 049kg in the September 2013 quarter.

The Tshepong team will continue their focus on improving stoping face length and reef development.

Masimong

Masimong had a challenging quarter as volumes decreased by 10% quarter on quarter to 189 000t while grade remained stable at 4.01g/t. This mine's underperformance resulted in a 10% decrease in gold production.

Our focus during the December 2013 quarter will be on managing the face length and focusing on clean mining in order to improve production.

Target 1

Target 1 generated free operational cash flow of R101 million, after capital during the September 2013 quarter. Gold production increased by 21% quarter on quarter to 1 081kg, due to increased volumes of 191 000t at a 13% improved recovered grade of 5.66g/t. The recovered grade is currently higher than the 5.13g/t average grade guided for financial year 2014 (FY14) and we expect this mine to continue its good performance in the next quarter.

Bambanani

Gold production increased by 2% due to a 10% increase in recovered grade at 12.22g/t. Bambanani is currently mining at a recovered grade higher than the average guidance given of 9.74g/t.

Improving safety and increasing square metres will be the focus of management at Bambanani during the December 2013 quarter.

Joel

Gold production remained stable quarter on quarter at 697kg, as the 5% decrease in recovered grade was offset by a 5% increase in tonnage. The recovered grade was lower due to mining a higher channel width than planned and therefore not achieving the planned face grade during the quarter.

During the next quarter, Joel will focus on monitoring and achieving the planned belt grade.

Unisel

Recovered grade at Unisel increased by 18% quarter on quarter, due to improved face grades, a decrease in stoping widths and a decrease in waste mining.

Target 3

A 6% decrease in gold production for the quarter is mainly due to lower recovered grade, as a result of a decrease in face grade during the quarter.

Increasing the amount of Basal reef panels and improving the environmental conditions in the sub-shaft of the mine will be the main focus areas at Target 3 during the next quarter.

Steyn 2

Due to a decrease in stoping widths and cleaner mining practices, Steyn 2 increased its recovered grade for the quarter by 21%, resulting in a 21% increase in gold production. Tonnes milled remained steady quarter-on-quarter.

Phoenix (tailings)

The 11% increase in gold production is mainly due to an increase in the plant head grade, while a 5% increase in tonnes milled supported the increase further.

Surface dumps

The decreases in gold production at the surface dumps are due to the improved reef deliveries from the underground operations. Volumes treated are dependent on available plant capacity after reef deliveries. Plant capacity was well utilised to maximise the gold output.

Kalgold

Kalgold's gold production decreased by 9% quarter on quarter due to challenges with the crushing system at the plant, such as the maintenance of conveyor belts, splicing of belts and refurbishment of conveyer belts chutes. Costs and capital were well controlled and are below the average guided for FY14.

In the next quarters, management will focus on delivering the planned plant infrastructure.

INTERNATIONAL OPERATIONS

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Hidden Valley increased its gold production by 7% (775kg) quarter on quarter, due to a 10% increase in mill throughput and a 3% increase in gold recoveries, partly offset by a 3% reduction in gold grade.

The commissioning of the crusher is largely complete, configuration changes will be implemented during the December 2013 quarter and are expected to improve throughput and feed reliability to the mill.

An operating profit of R48 million was generated during the quarter.

During the December 2013 quarter, management aims to reduce costs further and increase the amount of tonnes crushed and conveyed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

		Quarter ended			Year ended
Figures in million	Note	30 September 2013 (Unaudited)	30 June 2013 (Unaudited) (Restated)*	30 September 2012 (Unaudited) (Restated)*	30 June 2013 (Audited) (Restated)*
Continuing operations					
Revenue		4 018	3 483	4 278	15 902
Cost of sales	3	(3 735)	(6 171)	(3 511)	(16 448)
Production costs		(2 981)	(2 812)	(2 878)	(11 321)
Amortisation and depreciation		(577)	(531)	(494)	(2 001)
Impairment of assets		–	(2 733)	–	(2 733)
Other items		(177)	(95)	(139)	(393)
Gross profit/(loss)		**283**	**(2 688)**	**767**	**(546)**
Corporate, administration and other expenditure		(108)	(127)	(106)	(465)
Social investment expenditure		(38)	(57)	(20)	(127)
Exploration expenditure		(142)	(219)	(136)	(673)
Profit on sale of property, plant and equipment		–	–	55	139
Other income/(expenses) – net		1	(169)	3	(350)
Operating (loss)/profit		**(4)**	**(3 260)**	**563**	**(2 022)**
Profit from associates		3	–	–	–
Impairment of investments		(7)	–	(48)	(88)
Net gain/(loss) on financial instruments		74	(8)	74	173
Investment income		45	67	33	185
Finance cost		(60)	(57)	(58)	(256)
Profit/(loss) before taxation		**51**	**(3 258)**	**564**	**(2 008)**
Taxation		(38)	(239)	(152)	(655)
Normal taxation		(49)	78	(111)	(271)
Deferred taxation		11	(317)	(41)	(384)
Net profit/(loss) from continuing operations		**13**	**(3 497)**	**412**	**(2 663)**
Discontinued operations					
Profit from discontinued operations		–	–	89	314
Net profit/(loss) for the period		**13**	**(3 497)**	**501**	**(2 349)**
Attributable to:					
Owners of the parent		13	(3 497)	501	(2 349)
Earnings/(loss) per ordinary share (cents)	5				
Earnings/(loss) from continuing operations		3	(808)	95	(616)
Earnings from discontinued operations		–	–	21	73
Total earnings/(loss)		**3**	**(808)**	**116**	**(543)**
Diluted earnings/(loss) per ordinary share (cents)	5				
Earnings/(loss) from continuing operations		3	(808)	95	(616)
Earnings from discontinued operations		–	–	21	73
Total diluted earnings/(loss)		**3**	**(808)**	**116**	**(543)**

* *The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 30 June 2013 (Unaudited) (Restated)*	Quarter ended 30 September 2012 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Net profit/(loss) for the period	13	(3 497)	501	(2 349)
Other comprehensive (loss)/income for the period, net of income tax	(695)	25	25	737
Foreign exchange translation	(694)	26	25	742
Movements on investments	(1)	(1)	–	(5)
Total comprehensive (loss)/income for the period	**(682)**	**(3 472)**	**526**	**(1 612)**
Attributable to:				
Owners of the parent	(682)	(3 472)	526	(1 612)

* *The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)

for the three months ended 30 September 2013

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported	28 325	3 464	522	32 311
Restatement for IFRIC 20	–	(22)	(74)	(96)
Restated balance – 30 June 2013	28 325	3 442	448	32 215
Share-based payments	–	43	–	43
Net profit for the period	–	–	13	13
Other comprehensive loss for the period	–	(695)	–	(695)
Balance – 30 September 2013	28 325	2 790	461	31 576
Balance – 30 June 2012 as previously reported	28 331	2 444	3 307	34 082
Restatement for IFRIC 20	–	(15)	(94)	(109)
Restated balance – 30 June 2012	28 331	2 429	3 213	33 973
Share-based payments	–	45	–	45
Net profit for the period	–	–	501	501
Other comprehensive income for the period	–	25	–	25
Dividends paid	–	–	(218)	(218)
Balance – 30 September 2012	**28 331**	**2 499**	**3 496**	**34 326**

The accompanying notes are an integral part of these condensed consolidated financial statements.

The unaudited condensed consolidated financial statements for the three months ended 30 September 2013 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott, and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million		At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited) (Restated)*	At 30 September 2012 (Unaudited) (Restated)*
ASSETS				
Non-current assets				
Property, plant and equipment		32 195	32 732	33 220
Intangible assets		2 191	2 191	2 194
Restricted cash		38	37	36
Restricted investments		2 143	2 054	1 919
Deferred tax assets		93	104	523
Investments in associates		112	109	–
Investments in financial assets		42	49	98
Inventories		57	57	58
Trade and other receivables		–	–	20
Total non-current assets		**36 871**	**37 333**	**38 068**
Current assets				
Inventories		1 482	1 417	1 168
Trade and other receivables		1 238	1 162	1 165
Income and mining taxes		103	132	8
Cash and cash equivalents		2 288	2 089	2 266
		5 111	4 800	4 607
Assets of disposal groups classified as held for sale		–	–	1 658
Total current assets		**5 111**	**4 800**	**6 265**
Total assets		**41 982**	**42 133**	**44 333**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 325	28 325	28 331
Other reserves		2 790	3 442	2 499
Retained earnings		461	448	3 496
Total equity		**31 576**	**32 215**	**34 326**
Non-current liabilities				
Deferred tax liabilities		2 998	3 021	3 166
Provision for environmental rehabilitation		1 990	1 997	1 895
Retirement benefit obligation		198	194	181
Other provisions		63	55	87
Borrowings	6	2 868	2 252	1 840
Total non-current liabilities		**8 117**	**7 519**	**7 169**
Current liabilities				
Borrowings	6	291	286	306
Income and mining taxes		24	4	110
Trade and other payables		1 974	2 109	1 982
		2 289	2 399	2 398
Liabilities of disposal groups classified as held for sale		–	–	440
Total current liabilities		**2 289**	**2 399**	**2 838**
Total equity and liabilities		**41 982**	**42 133**	**44 333**

* *The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 30 September 2013 (Unaudited)	30 June 2013 (Unaudited)	30 September 2012 (Unaudited)	Year ended 30 June 2013 (Audited)
Cash flow from operating activities				
Cash generated by operations	238	221	1 337	3 154
Interest and dividends received	26	48	26	138
Interest paid	(29)	(40)	(29)	(125)
Income and mining taxes refunded/(paid)	–	(129)	108	(312)
Cash generated by operating activities	**235**	**100**	**1 442**	**2 855**
Cash flow from investing activities				
Cash transferred to disposal group	–	–	(162)	–
Proceeds on disposal of investment in subsidiary	–	–	–	1 264
Purchase of investments	–	(14)	–	(86)
Other investing activities	(9)	(1)	–	(4)
Net additions to property, plant and equipment[1]	(618)	(938)	(893)	(3 652)
Cash utilised by investing activities	**(627)**	**(953)**	**(1 055)**	**(2 478)**
Cash flow from financing activities				
Borrowings raised	612	–	330	678
Borrowings repaid	(3)	(156)	(9)	(333)
Ordinary shares issued – net of expenses	–	1	–	1
Option premium on BEE transaction	–	2	–	2
Dividends paid	–	–	(218)	(435)
Cash generated/(utilised) by financing activities	**609**	**(153)**	**103**	**(87)**
Foreign currency translation adjustments	**(18)**	**(4)**	**3**	**26**
Net increase/(decrease) in cash and cash equivalents	199	(1 010)	493	316
Cash and cash equivalents – beginning of period	2 089	3 099	1 773	1 773
Cash and cash equivalents – end of period	**2 288**	**2 089**	**2 266**	**2 089**

[1] *Includes capital expenditure for Wafi-Golpu and other International projects of R0 million in the September 2013 quarter (June 2013: R133 million)(September 2012: R131 million) and R537 million in the 12 months ended 30 June 2013.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 30 September 2013 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the three months ended 30 September 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Change in accounting standard

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory, and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a retrospective basis in compliance with the transitional requirements of IFRIC 20 for the earliest prior period presented, which for the year ended 30 June 2013 is 30 June 2012.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognised if all of the following are met:

(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii) the entity can identify the component of the ore body for which access has been improved; and

(iii) the cost relating to the stripping activity associated with that component can be measured reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the ore body based on the units of production method.

If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off to retained earnings at the beginning of the earliest period presented.

The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.

The results for the year ended 30 June 2013 and the financial position at that date have been audited, but the restatement of the results and balances affected by IFRIC 20 have not been audited.

Reconciliation of the effect of the change in accounting standard:

Condensed consolidated income statements

Figures in million	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 30 September 2012 (Unaudited)	Year ended 30 June 2013 (Unaudited)
Cost of sales			
Production costs			
As previously reported	(2 844)	(2 870)	(11 400)
IFRIC 20 adjustment	32	(8)	79
Restated	(2 812)	(2 878)	(11 321)
Amortisation and depreciation			
As previously reported	(501)	(481)	(1 942)
IFRIC 20 adjustment	(30)	(13)	(59)
Restated	(531)	(494)	(2 001)
Increase/decrease in net profit or loss for the period*	**2**	**(21)**	**20**

* *There is no taxation effect on these items.*

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 30 September 2013 (Rand)

Condensed consolidated statements of comprehensive income

Figures in million	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 30 September 2012 (Unaudited)	Year ended 30 June 2013 (Unaudited)
Increase/decrease in net profit or loss for the period*	**2**	**(21)**	**20**
Other comprehensive income or loss for the period, net of income tax			
Foreign exchange translation			
As previously reported	26	26	749
IFRIC 20 adjustment	–	(1)	(7)
Restated	26	25	742
Increase/decrease in total comprehensive income or loss for the period	**2**	**(22)**	**13**

* *There is no taxation effect on these items.*

Condensed consolidated balance sheets

Figures in million	At 30 June 2013 (Unaudited)	At 30 September 2012 (Unaudited)
Non-current assets		
Property, plant and equipment		
As previously reported	32 820	33 334
IFRIC 20 adjustment	(88)	(114)
Restated	32 732	33 220
Current assets		
Inventories		
As previously reported	1 425	1 185
IFRIC 20 adjustment	(8)	(17)
Restated	1 417	1 168
Share capital and reserves		
Other reserves		
As previously reported	3 464	2 515
IFRIC 20 adjustment[1]	(22)	(16)
Restated	3 442	2 499
Retained earnings		
As previously report	522	3 611
IFRIC 20 adjustment	(74)	(115)
Restated	448	3 496
Decrease in total equity	**(96)**	**(131)**

1. *Translation effect of the IFRIC 20 adjustments on foreign operations (Hidden Valley).*

Earnings/(loss) and headline earnings/(loss) per share

	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 30 September 2012 (Unaudited)	Year ended 30 June 2013 (Unaudited)
Total basic and diluted (loss)/earnings per share (cents)			
As previously reported	(809)	121	(548)
IFRIC 20 adjustment	1	(5)	5
Restated	(808)	116	(543)
Total headline (loss)/earnings			
Figures in million			
As previously reported	(804)	529	204
IFRIC 20 adjustment	2	(21)	20
Restated	(802)	508	224

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 30 September 2013 (Rand)

	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 30 September 2012 (Unaudited)	Year ended 30 June 2013 (Unaudited)
Total headline and diluted headline (loss)/earnings per share (cents)			
As previously reported	(186)	123	47
IFRIC 20 adjustment	1	(5)	5
Restated	(185)	118	52

3. Cost of sales

Figures in million	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 30 June 2013 (Unaudited) (Restated)*	Quarter ended 30 September 2012 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Production costs – excluding royalty	2 943	2 767	2 822	11 104
Royalty expense	38	45	56	217
Amortisation and depreciation	577	531	494	2 001
Impairment of assets[1]	–	2 733	–	2 733
Rehabilitation expenditure/(credit)[2]	15	(40)	7	(24)
Care and maintenance cost of restructured shafts	17	16	20	68
Employment termination and restructuring costs[3]	94	39	7	46
Share-based payments[4]	51	45	105	266
Other	–	35	–	37
Total cost of sales	**3 735**	**6 171**	**3 511**	**16 448**

* *The comparative financials have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

1. *The impairment in the June 2013 quarter consists of an impairment of R2.68 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2.*
2. *The credit in the June 2013 quarter relates to a change in estimate following the annual re-assessment.*
3. *Included in the September and June 2013 quarters are amounts relating to the restructuring at Hidden Valley and Wafi-Golpu and the introduction of voluntary retrenchment packages offered in South Africa.*
4. *This includes the cost relating to the Employee Share Ownership Plan (ESOP) awards that were granted in August 2012.*

4. Deferred taxation

The net deferred taxation debit in the income statement in the June 2013 quarter is primarily due to the derecognition of the deferred tax asset amounting to R547 million previously recorded for the Hidden Valley operation.

5. Earnings/(loss) and net asset value per share

	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 30 June 2013 (Unaudited) (Restated)*	Quarter ended 30 September 2012 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Weighted average number of shares (million)	432.6	432.6	431.5	431.9
Weighted average number of diluted shares (million)	433.0	433.1	432.3	432.7
Total earnings/(loss) per share (cents):				
Basic earnings/(loss)	3	(808)	116	(543)
Diluted earnings/(loss)	3	(808)	116	(543)
Headline earnings/(loss)	5	(185)	118	52
– from continuing operations	5	(185)	97	3
– from discontinued operations	–	–	21	49
Diluted headline earnings/(loss)	5	(185)	118	52
– from continuing operations	5	(185)	97	3
– from discontinued operations	–	–	21	49

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 30 September 2013 (Rand)

Figures in million	Quarter ended 30 September 2013 (Unaudited)	Quarter ended 30 June 2013 (Unaudited) (Restated)*	Quarter ended 30 September 2012 (Unaudited) (Restated)*	Year ended 30 June 2013 (Audited) (Restated)*
Reconciliation of headline earnings/(loss):				
Continuing operations				
Net profit/(loss)	13	(3 497)	412	(2 663)
Adjusted for:				
Impairment of investments[1]	7	–	48	88
Impairment of assets	–	2 733	–	2 733
Taxation effect on impairment of assets	–	(38)	–	(38)
Profit on sale of property, plant and equipment	–	–	(55)	(139)
Taxation effect of profit on sale of property, plant and equipment	–	–	14	31
Headline earnings/(loss)	**20**	**(802)**	**419**	**12**
Discontinued operations				
Net profit	–	–	89	314
Adjusted for:				
Profit on sale of investment in subsidiary[1]	–	–	–	(102)
Headline earnings	**–**	**–**	**89**	**212**
Total headline earnings/(loss)	**20**	**(802)**	**508**	**224**

1. There is no taxation effect on these items.

Net asset value per share

	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited) (Restated)*	At 30 September 2012 (Unaudited) (Restated)*
Number of shares in issue	435 289 890	435 289 890	435 064 236
Net asset value per share (cents)	7 254	7 405	7 904

* *The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

6. Borrowings

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until December 2013. The balance on Nedbank term facilities at 30 September 2013 is R458 million.

Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. This takes the drawn level to US$270 million. The facility is repayable by September 2015.

7. Commitments and contingencies

Figures in million	At 30 September 2013 (Unaudited)	At 30 June 2013 (Audited)	At 30 September 2012 (Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	351	416	510
Authorised by the directors but not contracted for	1 835	1 545	2 263
	2 186	**1 961**	**2 773**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2013, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the period ended 30 September 2013 (Rand)

8. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott purchased 65 600 shares.

9. Subsequent events

There were no subsequent events to report.

10. Segment report

The segment report follows on page 19.

11. Reconciliation of segment information to consolidated income statements and balance sheets

Figures in million	30 September 2013 (Unaudited)	30 September 2012 (Unaudited) (Restated)*
The "Reconciliation of segment information to consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	4 018	4 619
Total segment production costs	(2 981)	(3 078)
Production profit per segment report	1 037	1 541
Discontinued operations	–	(141)
Production profit from continuing operations	1 037	1 400
Cost of sales items, other than production costs and royalty expense	(754)	(633)
Gross profit as per income statements[1]	**283**	**767**

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Figures in million	30 September 2013 (Unaudited)	30 September 2012 (Unaudited) (Restated)*
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	1 155	720
Undeveloped property	5 139	5 139
Other non-mining assets	74	159
Wafi-Golpu assets	981	674
Less: Non-current assets previously classified as held-for-sale	–	(1 178)
	7 349	**5 514**

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

Segment report (Rand/Metric) (Unaudited)
for the three months ended 30 September 2013

	Revenue 30 September R million		Production cost* 30 September R million		Production profit* 30 September R million		Mining assets* 30 September R million		Capital expenditure 30 September R million		Kilograms produced 30 September kg		Tonnes milled 30 September t'000	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Continuing operations														
South Africa														
Underground														
Kusasalethu	471	684	395	434	76	250	3 457	3 326	120	116	1 272	1 601	329	328
Doornkop	342	374	288	249	54	125	3 375	3 283	60	78	765	871	236	245
Phakisa	318	298	265	251	53	47	4 534	4 390	91	78	755	679	156	142
Tshepong	443	509	346	383	97	126	3 918	3 837	68	75	1 049	1 159	249	313
Masimong	319	436	258	258	61	178	1 005	993	38	36	758	987	189	261
Target 1	423	443	225	224	198	219	2 704	2 667	62	87	1 081	1 071	191	178
Bambanani	325	194	169	148	156	46	886	959	33	32	769	438	63	43
Joel	297	375	179	162	118	213	329	247	42	38	697	900	159	167
Unisel	201	190	150	146	51	44	344	674	17	16	476	430	108	116
Target 3	154	151	127	124	27	27	482	367	35	28	392	367	82	87
Surface														
All other surface operations	366	337	267	254	99	83	465	197	8	93	846	821	2 781	2 390
Total South Africa	**3 659**	**3 991**	**2 669**	**2 633**	**990**	**1 358**	**21 499**	**20 940**	**574**	**677**	**8 860**	**9 324**	**4 543**	**4 270**
International														
Hidden Valley	359	287	312	245	47	42	3 347	5 588	48	87	775	689	503	491
Total international	**359**	**287**	**312**	**245**	**47**	**42**	**3 347**	**5 588**	**48**	**87**	**775**	**689**	**503**	**491**
Total continuing operations	**4 018**	**4 278**	**2 981**	**2 878**	**1 037**	**1 400**	**24 846**	**26 528**	**622**	**764**	**9 635**	**10 013**	**5 046**	**4 761**
Discontinued operations														
Evander	–	341	–	200	–	141	–	1 178	–	53	–	817	–	159
Total discontinued operations	**–**	**341**	**–**	**200**	**–**	**141**	**–**	**1 178**	**–**	**53**	**–**	**817**	**–**	**159**
Total operations	**4 018**	**4 619**	**2 981**	**3 078**	**1 037**	**1 541**	**24 846**	**27 706**	**622**	**817**	**9 635**	**10 830**	**5 046**	**4 920**
Reconciliation of the segment information to the consolidated financial statements (refer to note 11)	–	(341)	–	(200)			7 349	5 514						
	4 018	**4 278**	**2 981**	**2 878**			**32 195**	**33 220**						

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 for details.*

\# *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R0 million (2013: R131 million).*

Operating results (US$/Imperial)

		Three months ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold*	Total Surface	Total South Africa	Hidden Valley*	Total Harmony
			South Africa																		
			Underground production											Surface production							
Ore milled	– t'000	Sep-13	363	260	172	275	208	211	56	175	119	90	13	1 942	1 703	963	401	3 067	5 009	555	5 564
		Jun-13	234	267	147	233	232	197	61	167	126	80	13	1 757	1 622	969	405	2 996	4 753	504	5 257
Gold produced	– oz	Sep-13	40 896	24 595	24 274	33 726	24 370	34 755	20 030	22 409	15 304	12 603	4 694	257 656	7 234	9 549	10 417	27 200	284 856	24 917	309 773
		Jun-13	22 120	27 617	18 744	26 203	26 974	28 839	19 741	22 473	13 728	13 471	3 890	223 800	6 494	11 124	11 478	29 096	252 896	23 213	276 109
Yield	– oz/t	Sep-13	0.113	0.095	0.141	0.123	0.117	0.165	0.358	0.128	0.129	0.140	0.361	0.133	0.004	0.010	0.026	0.009	0.057	0.045	0.056
		Jun-13	0.095	0.103	0.128	0.112	0.116	0.146	0.324	0.135	0.109	0.168	0.299	0.127	0.004	0.011	0.028	0.010	0.053	0.046	0.053
Cash operating costs	– $/oz	Sep-13	1 182	1 163	1 124	1 055	1 060	750	688	808	1 001	1 166	731	998	852	1 076	1 017	994	997	1 191	1 013
		Jun-13	1 900	1 094	1 462	1 377	954	926	663	801	1 092	980	848	1 120	1 045	1 095	855	989	1 105	1 561	1 144
Cash operating costs	– $/t	Sep-13	133	110	159	129	124	124	246	103	129	163	264	132	4	11	26	9	57	53	56
		Jun-13	180	113	186	155	111	135	215	108	119	165	254	143	4	13	24	10	59	72	60
Gold sold	– oz	Sep-13	35 301	25 592	23 856	33 147	23 952	31 701	19 708	22 280	15 014	11 510	4 630	246 691	7 105	9 259	10 931	27 295	273 986	26 717	300 703
		Jun-13	13 728	25 496	18 262	25 496	26 235	30 029	19 194	22 505	13 343	14 018	3 794	212 100	6 591	11 510	9 677	27 778	239 878	22 023	261 901
Revenue	($'000)	Sep-13	47 304	34 360	31 959	44 445	32 048	42 499	26 414	29 831	20 137	15 416	6 179	330 592	9 565	12 478	14 724	36 767	367 359	36 079	403 438
		Jun-13	18 594	35 509	25 723	35 955	37 016	43 298	27 088	31 772	18 849	20 201	5 325	299 330	9 149	16 060	13 147	38 356	337 686	30 826	368 512
Cash operating costs	($'000)	Sep-13	48 327	28 596	27 279	35 572	25 839	26 082	13 784	18 097	15 320	14 700	3 431	257 027	6 163	10 275	10 596	27 034	284 061	29 672	313 733
		Jun-13	42 030	30 223	27 400	36 074	25 727	26 692	13 089	17 995	14 989	13 201	3 300	250 720	6 784	12 177	9 817	28 778	279 498	36 239	315 737
Inventory movement	($'000)	Sep-13	(8 667)	364	(637)	(873)	48	(3 473)	(167)	(160)	(240)	(1 963)	(102)	(15 870)	(32)	(403)	257	(178)	(16 048)	1 635	(14 413)
		Jun-13	(10 575)	(3 090)	(731)	(338)	(850)	1 032	(1 179)	(307)	(401)	511	(77)	(16 005)	(176)	757	(1 822)	(1 241)	(17 246)	(939)	(18 185)
Operating costs	($'000)	Sep-13	39 660	28 960	26 642	34 699	25 887	22 609	13 617	17 937	15 080	12 737	3 329	241 157	6 131	9 872	10 853	26 856	268 013	31 307	299 320
		Jun-13	31 455	27 133	26 669	35 736	24 877	27 724	11 910	17 688	14 588	13 712	3 223	234 715	6 608	12 934	7 995	27 537	262 252	35 300	297 552
Operating profit	($'000)	Sep-13	7 644	5 400	5 317	9 746	6 161	19 890	12 797	11 894	5 057	2 679	2 850	89 435	3 434	2 606	3 871	9 911	99 346	4 772	104 118
		Jun-13	(12 861)	8 376	(946)	219	12 139	15 574	15 178	14 084	4 261	6 489	2 102	64 615	2 541	3 126	5 152	10 819	75 434	(4 474)	70 960
Capital expenditure	($'000)	Sep-13	12 055	6 035	9 114	6 788	3 798	6 176	3 205	4 223	1 730	3 556	56	56 736	–	13	806	819	57 555	4 868	62 423
		Jun-13	15 653	6 744	10 111	8 873	4 885	7 331	2 791	4 602	2 222	4 355	97	67 664	1 349	197	1 309	2 855	70 519	14 601	85 120
Adjusted operating costs	– $/oz	Sep-13	1 171	1 173	1 138	1 066	1 132	726	708	823	1 031	1 124	734	1 006	863	1 066	1 003	988	1 004	1 177	1 019
		Jun-13	2 412	1 096	1 494	1 426	1 004	940	648	813	1 196	990	871	1 146	1 006	1 124	847	999	1 130	1 621	1 171
All-in sustaining costs	– $/oz	Sep-13	1 560	1 416	1 554	1 306	1 339	956	778	937	1 190	1 468	790	1 251	863	1 101	1 123	1 048	1 230	1 607	1 264
		Jun-13	3 629	1 370	2 049	1 814	1 261	1 215	754	987	1 421	1 331	967	1 490	1 020	1 191	1 043	1 099	1 443	2 720	1 551
Gold Price Received	– $/oz	Sep-13	1 340	1 343	1 340	1 341	1 338	1 341	1 340	1 339	1 341	1 339	1 335	1 340	1 346	1 348	1 347	1 347	1 341	1 350	1 342
		Jun-13	1 354	1 393	1 409	1 410	1 411	1 442	1 411	1 412	1 413	1 441	1 404	1 411	1 388	1 395	1 359	1 381	1 408	1 400	1 407

* Comparative figures for these operations have been restated as a result of the adoption of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. Refer to note 2 of the Rand Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$) (Unaudited)
(Convenience translation)

Figures in million	Quarter ended 30 September 2013	Quarter ended 30 June 2013 (Restated)*	Quarter ended 30 September 2012 (Restated)*	Year ended 30 June 2013 (Restated)*
Continuing operations				
Revenue	403	369	519	1 803
Cost of sales	(375)	(653)	(426)	(1 829)
Production costs	(299)	(298)	(349)	(1 283)
Amortisation and depreciation	(58)	(56)	(60)	(227)
Impairment of assets	–	(289)	–	(274)
Other items	(18)	(10)	(17)	(45)
Gross profit/(loss)	**28**	**(284)**	**93**	**(26)**
Corporate, administration and other expenditure	(11)	(13)	(13)	(53)
Social investment expenditure	(4)	(6)	(2)	(14)
Exploration expenditure	(14)	(23)	(16)	(76)
Profit on sale of property, plant and equipment	–	–	7	16
Other (expenses)/income – net	–	(18)	–	(40)
Operating (loss)/profit	**(1)**	**(344)**	**69**	**(193)**
Impairment of investments	(1)	–	(6)	(10)
Net gain/(loss) on financial instruments	8	(1)	9	20
Investment income	5	7	4	21
Finance cost	(6)	(6)	(7)	(29)
Profit/(loss) before taxation	**5**	**(344)**	**69**	**(191)**
Taxation	(4)	(26)	(18)	(69)
Normal taxation	(5)	8	(13)	(31)
Deferred taxation	1	(34)	(5)	(38)
Net profit/(loss) from continuing operations	**1**	**(370)**	**51**	**(260)**
Discontinued operations				
Profit from discontinued operations	–	–	11	36
Net profit/(loss) for the period	**1**	**(370)**	**62**	**(224)**
Attributable to:				
Owners of the parent	1	(370)	62	(224)
Earnings/(loss) per ordinary share (cents)				
Earnings/(loss) from continuing operations	–	(86)	12	(60)
Earnings from discontinued operations	–	–	3	8
Total earnings/loss	**–**	**(86)**	**15**	**(52)**
Diluted earnings/(loss) per ordinary share (cents)				
Earnings/(loss) from continuing operations	–	(86)	12	(60)
Earnings from discontinued operations	–	–	3	8
Total diluted earnings/(loss)	**–**	**(86)**	**15**	**(52)**

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.*

The currency converstion average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25). For the year ended: June 2013: US$1 = R8.82

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$) (Unaudited)

(Convenience translation)

Figures in million	Quarter ended 30 September 2013	Quarter ended 30 June 2013 (Restated)*	Quarter ended 30 September 2012 (Restated)*	Year ended 30 June 2013 (Restated)*
Net profit/(loss) for the period	1	(370)	62	(224)
Other comprehensive (loss)/income for the period, net of income tax	(70)	3	3	83
Foreign exchange translation	(70)	3	3	84
Movements on investments	–	–	–	(1)
Total comprehensive (loss)/income for the period	**(69)**	**(367)**	**65**	**(141)**
Attributable to:				
Owners of the parent	(69)	(367)	65	(141)

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25). For the year ended: June 2013 US$1 = R8.82

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the three months ended 30 September 2013 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2013 as previously reported	2 820	345	52	3 217
Restatement for IFRIC 20	–	(2)	(7)	(9)
Restated balance – 30 June 2013	2 820	343	45	3 208
Share-based payments	–	4	–	4
Net profit for the period	–	–	1	1
Other comprehensive loss for the period	–	(69)	–	(69)
Balance – 30 September 2013	2 820	278	46	3 144
Balance – 30 June 2012	3 438	297	401	4 136
Restatement for IFRIC 20	–	(2)	(11)	(13)
Restated balance – 30 June 2012	3 438	295	390	4 123
Share-based payments	–	5	–	5
Net profit for the period	–	–	61.	61
Other comprehensive income for the period	–	3	–	3
Dividends paid	–	–	(26)	(26)
Balance – 30 September 2012	**3 438**	**303**	**425**	**4 166**

The currency conversion closing rates for the year ended 30 September 2013: US$1 = R10.05 (September 2012: US$1 = 8.24).

Note on convenience translations

The requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 22 to 26.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$) (Unaudited)

(Convenience translation)

Figures in million	At 30 September 2013	At 30 June 2013 (Restated)*	At 30 September 2012 (Restated)*
ASSETS			
Non-current assets			
Property, plant and equipment	3 205	3 279	4 032
Intangible assets	218	220	266
Restricted cash	4	4	4
Restricted investments	213	206	233
Deferred tax assets	9	10	63
Investments in associates	11	11	–
Investments in financial assets	4	5	12
Inventories	6	6	7
Trade and other receivables	–	–	2
Total non-current assets	**3 670**	**3 741**	**4 619**
Current assets			
Inventories	147	142	142
Trade and other receivables	123	116	141
Income and mining taxes	10	13	1
Cash and cash equivalents	228	209	275
	508	480	559
Assets of disposal groups classified as held for sale	–	–	202
Total current assets	**508**	**480**	**761**
Total assets	**4 178**	**4 221**	**5 380**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2 820	2 837	3 438
Other reserves	278	347	303
Retained earnings	46	45	425
Total equity	**3 144**	**3 229**	**4 166**
Non-current liabilities			
Deferred tax liabilities	298	303	384
Provision for environmental rehabilitation	198	200	230
Retirement benefit obligation	20	19	22
Other provisions	6	5	11
Borrowings	285	226	223
Total non-current liabilities	**807**	**753**	**870**
Current liabilities			
Borrowings	29	28	37
Income and mining taxes	2	–	13
Trade and other payables	196	211	241
	227	239	291
Liabilities of disposal groups classified as held for sale	–	–	53
Total current liabilities	**227**	**239**	**344**
Total equity and liabilities	**4 178**	**4 221**	**5 380**

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.*

The balance sheet for September 2013 converted at a conversion rate of US$1 = R10.05 (June 2013 US$1 = R9.98, September 2012: US$1 = R8.24)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$) (Unaudited)

(Convenience translation)

Figures in million	Quarter ended 30 September 2013	30 June 2013	30 September 2012	Year ended 30 June 2013
Cash flow from operating activities				
Cash generated by operations	24	23	162	359
Interest and dividends received	3	5	3	16
Interest paid	(3)	(4)	(4)	(14)
Income and mining taxes (paid)/refunded	–	(14)	13	(33)
Cash generated by operating activities	**24**	**10**	**174**	**328**
Cash flow from investing activities				
Cash transferred to disposal group	–	–	(20)	–
Proceeds on disposal of investment in subsidiary	–	–	–	139
Purchase of investments	–	(1)	–	(9)
Other investing activities	(1)	–	–	(1)
Net additions to property, plant and equipment[1]	(62)	(99)	(108)	(414)
Cash utilised by investing activities	**(63)**	**(100)**	**(128)**	**(285)**
Cash flow from financing activities				
Borrowings raised	61	–	40	80
Borrowings repaid	–	(17)	(1)	(35)
Dividends paid	–	–	(26)	(50)
Cash generated/(utilised) by financing activities	**61**	**(17)**	**13**	**(5)**
Foreign currency translation adjustments	**(3)**	**(20)**	**–**	**(45)**
Net increase/(decrease) in cash and cash equivalents	19	(127)	59	(7)
Cash and cash equivalents – beginning of period	209	336	216	216
Cash and cash equivalents – end of period	**228**	**209**	**275**	**209**

[1] *Includes capital expenditure for Wafi-Golpu and other International projects of US$0 million in the September 2013 quarter (June 2013: US$14 million)(September 2012: US$16 million) and US$61 million in the 12 months ended 30 June 2013.*

The currency conversation average rates for the quarter ended: September 2013: US$1 = R9.96 (June 2013: US$1 = R9.45, September 2012: US$1 = R8.25)

Closing balance translated at closing rates of: September 2013: US$1 = R10.05 (June 2013 US$1 = R 9.98, September 2012 US$1 = R8.24).

Segment report (US$/Imperial) (Unaudited)

For the quarter ended 30 September 2013

	Revenue 30 September US$ million		Production cost* 30 September US$ million		Production profit* 30 September US$ million		Mining assets* 30 September US$ million		Capital expenditure 30 September US$ million		Ounces produced 30 September oz		Tons milled 30 September t'000	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Continuing operations														
South Africa														
Underground														
Kusasalethu	47	83	39	53	8	30	344	404	12	14	40 896	51 473	363	362
Doornkop	34	45	29	30	5	15	336	398	6	9	24 595	28 003	260	270
Phakisa	32	36	27	30	5	6	451	533	9	10	24 274	21 830	172	157
Tshepong	45	62	35	46	10	16	390	466	7	8	33 726	37 263	275	345
Masimong	32	53	26	31	6	22	100	121	4	4	24 370	31 733	208	288
Target 1	43	54	23	27	20	27	269	324	6	11	34 755	34 433	211	196
Bambanani	32	23	16	18	16	5	88	116	3	4	24 724	14 082	69	47
Joel	30	45	18	20	12	25	33	30	4	5	22 409	28 936	175	184
Unisel	20	23	15	18	5	5	34	82	2	2	15 304	13 825	119	128
Target 3	15	18	13	15	2	3	48	45	4	3	12 603	11 799	90	96
Surface														
All other surface operations	37	42	27	31	10	11	46	23	1	12	27 200	26 395	3 067	2 636
Total South Africa	**367**	**484**	**268**	**319**	**99**	**165**	**2 139**	**2 542**	**58**	**82**	**284 856**	**299 772**	**5 009**	**4 709**
International														
Hidden Valley	36	35	31	30	5	5	333	678	5	11	24 917	22 152	555	541
Total international	**36**	**35**	**31**	**30**	**5**	**5**	**333**	**678**	**5**	**11**	**24 917**	**22 152**	**555**	**541**
Total continuing operations	**403**	**519**	**299**	**349**	**104**	**170**	**2 472**	**3 220**	**63**	**93**	**309 773**	**321 924**	**5 564**	**5 250**
Discontinued operations														
Evander	–	41	–	24	–	17	–	143	–	6	–	26 267	–	175
Total discontinued operations	**–**	**41**	**–**	**24**	**–**	**17**	**–**	**143**	**–**	**6**	**–**	**26 267**	**–**	**175**
Total operations	**403**	**560**	**299**	**373**	**104**	**187**	**2 472**	**3 363**	**63**	**99**	**309 773**	**348 191**	**5 564**	**5 425**

** The comparative periods have been restated following the adoption of IFRIC 20. Refer to note 2 of the Rand financial statements for details.*

 # Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$nil million (2013: US$16 million)

DEVELOPMENT RESULTS (Metric)

Quarter ending September 2013

	Reef (meters)	Sampled (meters)	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	391	360	8.92	176.34	1 573
B Reef	260	252	68.34	12.33	843
All Reefs	**651**	**612**	**33.36**	**38.14**	**1 272**
Phakisa					
Basal	281	292	99.91	11.07	1 106
Leader	3	6	47.00	1.43	67
All Reefs	**283**	**298**	**98.84**	**10.98**	**1 085**
Bambanani					
Basal	19	19	86.80	11.82	1 026
All Reefs	**19**	**19**	**86.80**	**11.82**	**1 026**
Doornkop					
South Reef	361	358	45.63	15.56	710
All Reefs	**361**	**358**	**45.63**	**15.56**	**710**
Kusasalethu					
VCR Reef	483	407	101.12	13.40	1 355
All Reefs	**483**	**407**	**101.12**	**13.40**	**1 355**
Target 1					
Elsburg	131	71	258.80	6.45	1 668
All Reefs	**131**	**71**	**258.80**	**6.45**	**1 668**
Target 3					
Elsburg	17	13	131.32	6.46	849
Basal	49	19	13.05	123.06	1 606
A Reef	62	28	124.04	12.96	1 608
B Reef	222	119	85.24	24.70	2 105
All Reefs	**350**	**178**	**86.76**	**21.75**	**1 887**
Masimong 5					
Basal	403	360	47.26	17.05	806
B Reef	99	124	85.59	11.84	1 013
All Reefs	**503**	**483**	**57.08**	**15.05**	**859**
Unisel					
Basal	375.7	277	189.61	9.07	1 721
Leader	469.4	388	207.36	5.75	1 193
Middle	37.2	29	215.39	9.34	2 012
All Reefs	**882**	**693**	**200.60**	**7.17**	**1 437**
Joel					
Beatrix	254	247	188.99	9.67	1 828
All Reefs	**254**	**247**	**188.99**	**9.67**	**1 828**
Total Harmony					
Basal	1 519	1 326	78.25	16.43	1 286
Beatrix	254	247	188.99	9.67	1 828
Leader	472	394	204.92	5.74	1 175
B Reef	582	494	76.73	15.50	1 189
A Reef	61.8	27.5	124.04	12.96	1 608
Middle	37.2	28.5	215.39	9.34	2 012
Elsburg	148.0	83.5	239.72	6.45	1 545
Kimberley	79.1	80.25	14.00	102.74	1 438
South Reef	361	357.75	45.63	15.56	710
VCR	483	407	101.12	13.40	1 355
All Reefs	**3 997**	**3 445**	**103.66**	**12.20**	**1 265**

DEVELOPMENT RESULTS (Imperial)

Quarter ending September 2013

	Reef (feet)	Sampled (feet)	Channel Width (inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 284	1 181	4	4.52	18
B Reef	853	825	27	0.36	10
All Reefs	**2 137**	**2 006**	**13**	**1.12**	**15**
Phakisa					
Basal	920	958	39	0.33	13
Leader	8	20	19	0.04	1
All Reefs	**929**	**978**	**39**	**0.32**	**12**
Bambanani					
Basal	62	62	34	0.35	12
All Reefs	**62**	**62**	**34**	**0.35**	**12**
Doornkop					
South Reef	1 183	1 174	18	0.45	8
All Reefs	**1 183**	**1 174**	**18**	**0.45**	**8**
Kusasalethu					
VCR Reef	1 586	1 335	40	0.39	16
All Reefs	**1 586**	**1 335**	**40**	**0.39**	**16**
Target 1					
Elsburg	430	233	102	0.19	19
All Reefs	**430**	**233**	**102**	**0.19**	**19**
Target 3					
Elsburg	55	41	52	0.19	10
Basal	160	62	5	3.69	18
A Reef	203	90	49	0.38	18
B Reef	729	390	34	0.71	24
All Reefs	**1 147**	**584**	**34**	**0.64**	**22**
Masimong 5					
Basal	1 323	1 179	19	0.49	9
B Reef	326	406	34	0.34	12
All Reefs	**1 649**	**1 585**	**22**	**0.45**	**10**
Unisel					
Basal	1 232	909	75	0.26	20
Leader	1 540	1 271	82	0.17	14
Middle	122	94	85	0.27	23
All Reefs	**2 895**	**2 274**	**79**	**0.21**	**17**
Joel					
Beatrix	835	810	74	0.28	21
All Reefs	**835**	**810**	**74**	**0.28**	**21**
Total Harmony					
Basal	4 983	4 352	31.00	0.48	14.76
Beatrix	835	810	74.00	0.28	20.99
Leader	1 548	1 291	81.00	0.17	13.50
B Reef	1 908	1 622	30.00	0.46	13.66
A Reef	203	90	49.00	0.38	18.46
Middle	122	94	85.00	0.27	23.10
Elsburg	485	274	94.00	0.19	17.75
Kimberley	260	263	6.00	2.75	16.52
South Reef	1 183	1 174	18.00	0.45	8.15
VCR	1 586	1 335	40.00	0.39	15.56
All Reefs	**13 113**	**11 304**	**41.00**	**0.35**	**15**

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director